Mr. Amit Pande,

Accounting Branch Chief,

Division of Corporation Finance,

United States Securities and Exchange Commission,

Washington, D.C. 20549

8 October 2010

Re: Allied Irish Banks, p.l.c.

Form 20-F for the Fiscal Year Ended December 31, 2009 filed March 8, 2010

Form 6-K filed on August 4, 2010

File No. 001-10284

Dear Mr. Pande,

We thank you for your letter dated 24 September 2010 and set out below our answers to the questions raised.

In its responses, AIB acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	The company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Form 20-F for the Fiscal year ended December 31, 2009

Financial review – 3. Management Report

Asset Quality, page 29

1. We note your disclosure of the table on page 30 related to your masterscale grades, past-due but not impaired loans, impaired loans related allowance for impairment losses for your loans and receivables held for sale to NAMA. Based upon this disclosure, it appears that you have provisions of €4.165 billion or 18% of the related €23.195 billion of loans and receivables as of December 31, 2009. While the staff acknowledges that the provision for loan losses is not based on fair value, please tell us how you determined the level of provisioning for these loans taking into consideration the following:

•	Your disclosure on page 64 stating that the Minister on September 16, 2009 indicated an estimated average industry-wide discount of 30 percent to book value for eligible bank loans.

•	Your disclosure on page 247 of the fair value for this portfolio of €16.3 billion, a difference from the net carrying amount of €2.85 billion as of December 31, 2009.

•

Your disclosure on page 22 of your interim results for 2010 (as furnished in your Form 6-K dated August 4, 2010) that your recognized a loss of €963 million relating to the transfer of the first tranche of (gross) loans totalling €3.3 billion, which occurred in April 2010 and resulted in a discount of approximately 42% to the gross value of the assets transferred. Similarly, on page 94 of the interim report you disclose that on July 12, 2010, the sale of the second tranche of loans and receivables to NAMA resulted in a discount of approximately 28% to the carrying value net of provisions of the assets transferred.

In your response, please provide a detailed understanding into the valuation methodology specified in the NAMA Act to support your accounting for these loans and receivables, as deemed necessary.

AIB response

While at December 31, 2009 AIB held €4.165 billion of provisions or 18% of our NAMA related loans of €23.195 billion, it is worth noting that €3.583 billion of the provisions relate to Specific Provisions which provide cover of 32.7% on NAMA impaired loans of €10.957 billion. The remaining €582 million relates to IBNR provisions to cover incurred loss in the NAMA earning book of €12.238 billion.

At 31 December 2009, the provisioning policy and methodology applied to (i) Loans and Receivables and to (ii) Financial Assets held for sale to NAMA was the same. Hence the detailed descriptions given in our Annual Report on Form 20-F on the methodology in determining impairment provisions, applied to both categories of loans. Financial assets held for sale to NAMA are required to be accounted for on the same basis as Loans and Receivables (on an incurred loss model) up to the date of their sale to NAMA.

Therefore, the accounting treatment of the loans classified as Held for Sale to NAMA was to continue to recognise them on an amortised cost incurred loss model basis and to recognise an impairment loss when objective evidence exists at balance sheet date that one or more loss events had occurred and these loss events had an impact such that the estimated present value of future cash flows was less than the current carrying value of the loans. The assets which were eligible for transfer to NAMA were valued on an incurred loss basis with no additional write down in value for any potential loss on disposal as at 31 December 2009.

At 31 December 2009, AIB had resolved to participate in NAMA and loans had been identified as being eligible for transfer to NAMA and the transfer was ‘highly probable’. Therefore, in accordance with IFRS 5 ‘Non current assets held for sale and Discontinued operations’, the loans were required to be reclassified in the financial statements out of ‘Loans & Receivables to Customers’ to ‘Financial Assets Held for Sale to NAMA’.

The measurement rules of IFRS 5 – ‘Non current assets held for sale and Discontinued operations’ is generally required to be that of ‘lower of its carrying value and fair value less costs to sell.’ However, IFRS 5 states that its measurement rules do not apply to financial instruments including Loans and Receivables that are classified as held for sale and their measurement basis remains within the scope of IAS 39.

As a result, for loans classified as Held for Sale to NAMA, the amortised cost basis, including discounting the cash flow for impaired loans, was the required valuation approach.

Derecognition will only occur on transfer of the loans to NAMA. At this date a gain / loss on disposal will be recorded. The designation of an asset as an eligible asset or the receipt of an acquisition schedule is not a loss event nor does it create a contractual obligation to transfer the loans. Therefore, until derecognition of the loans, the loans are required to be recorded on an amortised cost basis under IAS 39 and no account should be taken of any future losses.

AIB’s approach to collateral valuations, at date of reporting, was an Economic Valuation (EV) approach. While our approach was not different in concept from the collateral valuation approach outlined in the NAMA Act 2009, the application of the methodology by NAMA, was far from clear at time of reporting. Having subsequently received a number of collateral valuations from NAMA, it was evident that approaches to elements of the valuations were different, e.g. the treatment of a developer’s profit in applying a residual value approach to collateral (see page 75 of the December 2009 Annual Report on Form-20F). When making provisions under IFRS, AIB, in determining the residual value, would normally not include developer’s profit as in the majority of cases we would continue to work with the client. When NAMA valuations were received, the deduction of developer’s profit represented a large proportion of the difference between the two valuation approaches. Additionally, the time period over which cash flows are assessed, the discount rate and other assumptions such as legal costs have also resulted differences between AIB and NAMA. This topic was considered in detail by the Directors as part of the accounting treatment consideration. It was concluded that the application of our EV approach continued to be appropriate. NAMA has the exclusive right to determine what it will pay to acquire loans, subject to limited challenge by the transferor.

As you correctly acknowledge, provision for loan losses is not based on fair value. Under IAS 39, paragraph 9, the fair value of a financial instrument is the amount for which an asset can be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The table on page 247 provides fair value information for all financial assets and financial liabilities. The fair value disclosed for the financial assets held for sale to NAMA takes into account the discount indicated by the Minister as this is AIB’s best indication of what a third party would pay for the assets in question at this point in time i.e. the balance sheet date.

2. We note disclosure on page 33 that your incurred but not reported (IBNR) provisions decreased from €848 million to €191 million from December 31, 2008 to December 31, 2009. You further state that this decrease was the result of substantial recognition in impairment which is covered by specific provisions along with managements view at the balance sheet of the IBNR loss remaining in the performing book. While we note your disclosures herein and on page 76, please tell us and revise your future filings to provide an understanding as to the reasons for the decrease in your IBNR provisions as of December 31, 2009 as compared to the prior year. Please also include in your response discussion of the changes to average annual loss rates, emergence periods, and any other adjustments which have changed in the current year.

AIB response

For clarification, the IBNR provision charge was €191 million in December 31, 2009 compared with €974 million in December 31, 2008.

The total of Balance Sheet IBNR provisions increased by €212 million in the period to December 31, 2009 to €1,358 million (2008: €1,146 million) and represented 1.21% of earning advances (2008: 0.89% of earning advances).

At December 31, 2008 the IBNR provision charge amounted to €974 million with €803m relating to AIB Bank ROI, €123 million in AIB Bank UK and €48 million in CEE. The significant charge, particularly in AIB Bank ROI related to managements’ view on the level of incurred but not reported losses in the book at balance sheet date based on the following:

•	The increased specific provision charges in the year to December 2008 (i.e. increasing historic loss rates);

•	The significant deterioration in grade profile evident in the criticised grades (page 32 of the 2008 Annual Report on From 20-F), particularly in our Property books;

•	Continued property price devaluation; and

•	Evidence that the economy was more deeply in recession at balance sheet date.

The methodologies used in determining impairment were not changed in the period to December 31, 2009. However, the judgements made by AIB in relation to impaired loans and associated provision levels were influenced by the prevailing economic and market environments in which it operates. This evaluation is a continuous and dynamic process and in turn influences assumptions used in the quantification of provisions at any point in time. The environment through 2009 deteriorated significantly relative to December 2008, most notably in Ireland but also internationally.

At December 31, 2009 the IBNR provision charge was €191 million, predominantly in AIB Bank ROI where the charge was €150 million. The significant reduction in the IBNR charge in AIB Bank ROI from €803 million in 2008 to €150 million in 2009 was influenced by the level of impairment and specific provision recognised in the period to December 31, 2009, effectively the incurred loss in the performing book at December 31, 2008 manifesting itself as impaired loans and associated specific provisions during 2009. For example, impaired loans in AIB Bank ROI increased from €1.9 billion in 2008 to €14.6 billion and the specific provision charge increased from €0.5 billion to €4.3 billion. (Please refer to pages 32 / 34 of December 2009 Annual Report on Form 20-F for commentary on these changes). While all sectors were impacted, it was particularly evident in the Property, Building & Construction sector where impaired loans increased from €1.1 billion to €11.8 billion.

Managements’ view at December 31, 2009 was that while impairment would continue to increase in 2010, it would not be at the same pace as in 2009. This view was based on the increased level of scrutiny and management attention directed at criticised loan portfolios during 2009 which resulted in shorter Emergence Periods (EP) for some portfolios, in particular in the Property portfolio where the EP reduced from 6 months to 3 months in AIB Bank ROI and from 6 months to 4 months in AIB Bank UK.

In summary, therefore the level of impairment recognised and specific provisions raised in 2009, the increased management attention to criticised loans, reduced EPs and the estimates of impairment losses for 2010, resulted in the lower IBNR charge in 2009.

In the period to June 30, 2010 there was a reduction of €23 million in IBNR provisions influenced by recent specific provision experience and Managements’ view of incurred loss in the performing book. The Balance Sheet IBNR provision at June 30, 2010 amounted to €1,266 million and represented 1.18% of earning advances (December 2009: 1.21% of earning advances).

We will revise future filings to provide an understanding as to the reasons for the decrease in IBNR provisions as of December 31, 2009 as compared to the prior year.

Accounting Policies, page 125

16. Impairment of Financial Assets, page 133

3. We note disclosures regarding your loans and receivables renegotiated, which have increased from €154 million from December 31, 2008 to €4.459 billion as of December 31, 2009. We also note on page 75 in your Interim results for 2010 as filed in a Form 6-K on August 4, 2010 that this balance has decreased to €1.6 billion as of June 30, 2010. Please tell us and revise your future filings to provide enhanced disclosure by type of renegotiation (e.g. term extension, payment reduction, forbearance of principal, etc.) and disaggregated by loan type along with the successes experienced as a result of these initiatives and the reasons for the fluctuations in balances as of each period. Please also further compare and contrast negotiated loans with restructured loans as disclosed on page 86.

AIB response

AIB, for reporting purposes, currently defines Renegotiated loans as follows:

“Loans and receivables renegotiated are those facilities at the current reporting date that, during the financial year, have had their terms renegotiated resulting in an upgrade from 91+ days past due or impaired status to performing status such that if they were not renegotiated they would be otherwise past due or impaired” (page 199 December 2009 Annual Report on Form 20-F and page 75 of the Form 6-K 2010).

AIB does not record renegotiated loans by type and hence cannot add to the disclosure quantitatively by type. Renegotiations of loan terms and conditions during 2009 and in the half year to June 2010, took place primarily in the property portfolio in AIB Bank ROI division where terms were renegotiated with borrowers in response to the stresses being experienced in that sector. The renegotiating process includes testing the loan for impairment and if impaired, AIB’s impairment policy and methodology is applied. Renegotiating loans typically includes term extension and repayment terms alteration. Any forgiveness of interest and/or capital would immediately cause impairment and associated provisions to be raised.

The significant increase in renegotiated loans in 2009 related to the accumulated stress being experienced in AIB Bank ROI division in property sector loans. The protracted nature of reviews with borrowers, caused in some part by uncertainties over the evolution of NAMA and how it would operate, also led to loans becoming 91+ days past due . These loans when subsequently reviewed added to the quantum of renegotiated loans.

Renegotiated loans were still considerable in the period to June 2010, but down on the trend in 2009. Loan renegotiating continues to be a feature in the stressed AIB Bank ROI division market.

AIB defines Restructured loans for reporting purposes as “AIB does not normally restructure loans at concessionary interest rates or restructure on uncommercial terms. In circumstances where it does enter into such arrangements these loans are classified as impaired. In certain circumstances, as part of a loan restructure, AIB will convert debt to equity and if the recapitalised borrower is viable will reclassify the debt as performing” (page 86 of December 31, 2009 Annual Report on Form 20-F). The value of the equity is recorded in the financial statements as appropriate and the value of the residual loan, if not impaired is reported as a performing loan.

Restructured loans typically occur in our Corporate Banking book and include loans that have successfully exited Chapter 11 proceedings or its equivalent in Europe and the restructure generally includes a debt for equity swap. If loans are reported as Restructured loans they are excluded from Renegotiated loans as discussed above.

24. Financial Assets Held for Sale to NAMA

4.	We note your disclosure that financial assets held for sale to NAMA are measured on the same basis as prior to their classification as held for sale and your reference to accounting policy number 18. Please tell us the authoritative accounting literature you relied upon including IAS 39 and IFRS 7 to support your accounting in this regard.

AIB response

Accounting policy number 24 deals with the accounting for financial assets held for sale to NAMA. This policy has been adopted as a result of the requirements of IFRS 5, IAS 39 and IAS 37. The assets are required to be classified as held for sale under IFRS 5. The measurement rules of IFRS 5 – ‘Non-current assets held for sale and discontinued operations’ is generally required to be that of ‘lower of its carrying value and fair value less costs to sell’, however, IFRS 5, paragraph 5 states that its measurement rules do not apply to loans and receivables held for sale and their measurement basis remains within the scope of IAS 39.

The accounting treatment of the loans classified as Held for Sale to NAMA is to continue to recognise them on an amortised cost basis and applying the impairment model set out in IAS 39. The assets which are eligible for transfer to NAMA were valued on this basis. IAS 39, paragraph 59 states that losses as a result of future events, no matter how likely, are not recognised.

Under IAS 39, we have a loss event for those loans already identified as impaired and for which provisions are made. However, a number of issues arise for consideration:-

a)	are there additional losses that need to be accrued on those assets held for sale that have already been identified as impaired and for which provision has been made?

b)	is there a new loss event for the other loans (earning loans) as a result of participation in NAMA, and what valuation technique applies?

c)	what happens if loans have been identified on an acquisition schedule by the period end but have not been transferred to NAMA?

These issues are considered separately below.

(a) Recognition of additional losses on impaired assets that are held for sale to NAMA

The cash flows arising from the customers for these loans have already been estimated and discounted at the loans’ original effective interest rate (EIR) to arrive at the provision that is carried in the books on an incurred loss basis.

Although their inclusion as eligible bank assets under NAMA and consequent classification as held for sale will likely give rise to a revision to the source and estimation of the future cash flows, paragraph 59 of IAS 39 states that losses as a result of future events, no matter how likely, are not recognised.

The key distinction here is that the possible acquisition of loan assets by NAMA does not change our estimate of the underlying cash flows from the customer. In addition, it does not give rise to a reclassification of the loans and receivables to another category under IAS 39.

However, the possible acquisition of loan assets by NAMA likely changes future cash flows, it is not a loss event under IAS 39, paragraph 59. However, AG 84 states that as a practical expedient, a creditor may measure impairment of a financial asset carried at amortised cost on the basis of an instrument’s fair value using an observable market price. It goes on to state that the calculation of the present value of the estimated future cash flows of a collateralised financial asset reflects the cash flows that may result from foreclosure less costs for obtaining and selling the collateral, whether or not foreclosure is probable. In our case, we are not foreclosing and there was never an active market for these assets and therefore once we apply the IAS 39 measurement criteria, there is no requirement to make any further provision in advance of disposal.

In summary, participation in NAMA does not generate a loss event under IAS 39 and no additional provision is required on the portfolio as a result of our participation.

(b) Is there a new loss event for the other loans currently classified as earning as a result of participation in NAMA, and what valuation technique applies?

Based on the conclusion arrived at under (a) above, there is no loss event for the earning loans as a result of participation in NAMA, and the earning loans continue to be recorded under IAS 39.

(c) What happens if loans have been identified on an acquisition schedule at the period end but have not been transferred to NAMA?

At the period end, if an acquisition schedule has been received there is clarity as to which assets have been chosen for transfer, what the discount is and what the acquisition date is.

There may be a difference between the disposal price and the carrying value under IAS 39. This loss is not an impairment loss under IAS39 but a loss on disposal of a financial asset.

The question arises as to whether this loss is recognised in the current period or in the next period. If IAS 37 paragraph 14 were to apply, the position would be considered as follows:-

Is there a present obligation as a result of a past obligating event?

The obligating event could possibly be determined as:- (i) the acceptance by the Minister of AIB’s application for inclusion in NAMA and acceptance of the obligations placed on AIB under the legislation; or (ii) the receipt of the acquisition schedule.

Is there an outflow of resources embodying economic benefits in settlement?

It will be clear from the acquisition schedule whether there will be an outflow of resources.

Can a reliable estimate of the amount be made?

The amount can be reliably estimated.

If IAS 37 were to apply, then the effect of this loss event would be reliably measured as the NAMA schedule will state how much the loans will be transferred for. Therefore, a provision for loss on disposal would be recognised at the period end in respect of acquisition schedules received for loans to be transferred. The loss would be confirmed when the loans are transferred.

However, IAS 39 paragraph 59, prohibits the making of provisions for future losses. The loans awaiting transfer are still being measured under IAS 39 but presented under the guidance of IFRS 5. The loss on the transfer of the loans to NAMA is a future loss event. It is a cost of operating in the future. Even if the assets are on an acquisition schedule, NAMA can withdraw the schedule or change it in any manner it sees fit. The loss event is the transfer of loans to NAMA which is the date derecognition of the loans takes place. The transfer of loans to NAMA is not deemed to come within the scope of IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’. This is because it was the passing of the legislation by the Irish Government that determined the rights and responsibilities with regard to the transfers of assets to NAMA, and consequently participation by an institution in NAMA is not deemed to be a contract that might come within the terms of IAS 37. As a result no provision is required to be made for losses that would arise as a result of participation in NAMA.

IAS 37, paragraph 2 specifically scopes out financial instruments from its requirements. Even if IAS 37 could be applied, “a contract” per the definition under IAS 32, paragraph 13, does not exist and therefore an onerous contract, as defined by IAS 37, could not exist. Discretion exists to avoid this arrangement on the part of NAMA, they can take any assets they wish, they can completely withdraw an acquisition schedule or change it in any manner they see fit. In fact, AIB has no guarantee that any particular asset will transfer to NAMA, nor indeed a guarantee of the total quantum of assets that will transfer. In fact, since the loans were designated as eligible NAMA assets under the NAMA Act, NAMA has agreed that certain eligible assets (assets held within AIB Bank UK division) could be sold to a third party. Additionally, NAMA previously set a threshold for eligible assets at €5 million for a debtor exposure, which threshold has now been revised to €20 million. The revision to the cut-off point for eligible assets was done by NAMA unilaterally. This has removed €4.4 billion of loans from NAMA eligible assets to loans and receivables and these will continue to be accounted for on an incurred loss basis as heretofore.

IAS 32, AG 12 also states that liabilities or assets which are not contractual such as those imposed by governments are not financial liabilities or financial assets. A present obligation does not exist. IAS 37, paragraph 18 states that financial statements deal with the financial position of an entity at the end of the reporting period and not its possible position in the future. Therefore, IAS 37 does not apply. IAS 37 is also attributable to legal obligations but we have determined that no contract exists under IAS 32, therefore no onerous contract exists.

Therefore, the inclusion of an eligible asset on an acquisition schedule immediately before the period end would not result in the recognition of an additional loss beyond what is recognised using the incurred loss model under IAS 39.

In relation to IFRS 7, there is no scope exemption for financial assets and financial liabilities within the scope of IFRS 5. Therefore, we considered that appropriate risk disclosures similar to those in respect of loans and receivables from customers were necessary. We also considered the requirements of the revised IFRS 5 at June 2010 and concluded that no change to the disclosures were necessary.

27. Sale and repurchase Agreements (Including Stock Borrowing and Lending), page 141

5.	We note you disclose that financial assets that may be lent or sold subject to a commitment to repurchase them (‘repos’) are retained on the statement of financial position when substantially all the risks and rewards of ownership are retained.

•	Please tell us in detail and revise your disclosure in future filings to clearly disclose whether your have derecognised any securities delivered in your repurchase agreements.

•

If you have, please provide us the specific facts and circumstances related to these transactions and provide us your accounting analysis that supports your treatment. Also, revise future filings to quantify the amount derecognised at each balance sheet date, the average amount derecognised for the periods presented and discuss how you calculated the average amount.

AIB response

AIB has not derecognised any securities delivered in repurchase agreements as substantially all the risks and rewards of ownership remain with the Group. In future filings, AIB will make it clear whether it has derecognised any such securities and will make the required disclosures in the event that derecognition occurs upon delivery of securities in sale and repurchase transactions.

Note 28. Loans and Receivable to Customers, page 196

6.	We note disclosure on page 201 of the level of provision and associated provision cover for your individually insignificant impaired loans by division as of December 31, 2009. Please tell us and revise your future filings to also provide similar disclosure for your individually significant impaired loans.

AIB response

Please see below impaired / provision information in relation to the individually significant loans as of 31 December 2008, 2009 and 30 June 2010.

31 December 2008

Division	Individually Significant € million	Provision € million	Provision Cover %
AIB Bank ROI	1,384	418	30
Capital Markets	338	151	45
AIB Bank UK	489	125	26
CEE	140	69	49
Total	2,351	763	32

31 December 2009

Division	Individually Significant € million	Provision € million	Provision Cover %
AIB Bank ROI	13,676	4,257	31
Capital Markets	559	269	48
AIB Bank UK	1,705	473	28
CEE	223	71	32
Total	16,163	5,070	31

30 June 2010

Division	Individually Significant € million	Provision € million	Provision Cover %
AIB Bank ROI	15,311	5,334	35
Capital Markets	646	334	52
AIB Bank UK	2,090	655	31
CEE	214	74	35
Total	18,261	6,397	35

We will revise future filings to provide the above disclosures for individually significant impaired loans.

Note 41. Deferred Taxation, page 228

7.	We note your disclosure that you have deferred tax assets of €583 million as of December 31, 2009 which primarily relate to the Republic of Ireland tax jurisdiction. Per review of your interim financial statement for 2010 included in your Form 6-K filed on August 4, 2010, the amount of your deferred tax asset has increased to €925 million. We further note your disclosure that the Directors have considered the assumptions underpinning the restructuring plan and have determined that future taxable profits are available to absorb the deferred tax assets including the unrealised tax losses. Please provide us with your detailed analysis supporting the determination as of June 30, 2010 and December 31, 2009. Please refer to paragraphs 35-36 of IAS 12.

AIB response

Accounting Guidance

IAS 12 sets out the requirements for recognising a deferred tax asset. Extracts from relevant paragraphs are set out below.

IAS 12 (para 24)

A deferred tax asset shall be recognised for all deductible temporary differences to the extent that it is probable (defined in IFRS Glossary as “more likely than not”) that taxable profit will be available against which the deductible temporary difference can be utilised.

IAS 12 (para 34)

A deferred tax asset shall be recognised for the carry forward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilised.

IAS 12 (para 35)

The criteria for recognising deferred tax assets arising from the carry forward of unused tax losses and tax credits are the same as the criteria for recognising deferred tax assets arising from deductible temporary differences.………Therefore, when an entity has a history of recent losses, the entity recognises a deferred tax asset arising from unused tax losses or tax credits only to the extent that the entity has sufficient taxable temporary differences or there is convincing other evidence that sufficient taxable profit will be available against which the unused tax losses or unused tax credits can be utilised by the entity.

IAS 12 (para 36)

An entity considers the following criteria in assessing the probability that taxable profit will be available against which the unused tax losses or unused tax credits can be utilised:

(a)	whether the entity has sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity, which will result in taxable amounts against which the unused tax losses or unused tax credits can be utilised before they expire;

(b)	whether it is probable that the entity will have taxable profits before the unused tax losses or unused tax credits expire;

(c)	whether the unused tax losses result from identifiable causes which are unlikely to recur

AIB Group’s net deferred tax asset position:

At 31 December 2009: €583 million of which €469 million relates to Allied Irish Banks, p.l.c (“AIB”). €407 million of the AIB net deferred tax assets relates to unutilised tax losses.

At 30 June 2010: €925 million of which €850 million relates to Allied Irish Banks, p.l.c. (“AIB”). €704 million of the AIB net deferred tax assets relates to unutilised tax losses.

Rationale for recognition of deferred tax assets on unutilised tax losses

1)	The tax losses have principally arisen from the significant credit impairments and associated loss on disposal of assets transferred to NAMA. These significant impairments/losses are not expected to recur after 2011; thereafter loan impairments are expected to return to more normalised levels. (ref IAS 12, para 36(c))

2)	The NAMA legislation has introduced a restriction that tax losses forward can only be set off against 50% of any year’s taxable profits. This has extended the expected recovery period of the forecasted 2010 deferred tax asset on unused tax losses from 8 to 14 years. Under Irish tax legislation there is no time limit in place in relation to the carry forward of unutilised tax losses. (ref IAS 12, para 36(b))

3)	The assumptions underpinning the viability plan have been used, and updated where appropriate, in determining the estimated losses in 2010 and the timing of a return to normalised earnings. An ongoing compound growth rate in Irish profits of 5% has been assumed from the end of the planning horizon. This dictates the estimate of the time it will take to recover the deferred tax asset. In the context of the review of deferred tax assets to date, no consideration is given to any additional deferred tax asset that may arise in 2011.

4)	The Irish Government has stated that AIB is systemically important to the Irish economy, as evidenced by its capital injections to date and announced future capital support. The Irish Government is committed to ensuring AIB returns to being a viable and profitable bank. (ref IAS 12, para 35)

Conclusion

The most significant deferred tax assets arose in the Irish tax jurisdiction where the recoverability of the deferred tax is impacted by changes arising from the NAMA legislation. Based on the assumptions at 31 December 2009, it was estimated that the December 31, 2009 deferred tax asset arising from unutilised tax losses should be recoverable by 2017 (8 years). The additional loss incurred in the six month period to 30 June 2010 was estimated to be recoverable by 2024 (14 years), taking account of the forecast outcome for the full year 2010, and it was appropriate for it to be recorded in the balance sheet without write-down.

There is no specific period defined in IFRS or accounting literature regarding a time limit for recoverability, although the longer the timeframe, the higher the risk that taxable profits may not arise.

In our case the tax losses arose from the impairment and NAMA disposal losses and there is an underlying operating profitability within the Irish tax jurisdiction that supports the recovery of the deferred tax asset.

Form 6-K, filed on August 4, 2010

Overview of Results, page 3

8.	We note your disclosure that the Financial Regulator has determined that you need to raise an additional €7.4 billion of equity capital by December 31, 2010. Please provide us with a current update with your efforts in this regard. Please also tell us if this €7.4 billion of equity raise includes projected losses for the remainder of the year and/or increases to your provisions for impairment of loans and receivables or further NAMA losses.

AIB response

Within the past week, AIB has made a number of public announcements in relation to its efforts to raise additional capital as well as giving updates on the progress of previously signalled asset disposals.

AIB encloses the following announcement which was made to the Irish and New York Stock Exchanges on 30 September 2010. This announcement details the capital raising measures being pursued by AIB. This announcement is set out in Appendix 1.

An announcement made on 5 October 2010 to the Irish and New York Stock Exchanges regarding the proposed disposal of the M&T shareholding is set out in Appendix 2. A further related announcement, made to both Stock Exchanges on 6 October 2010, on the proposed disposal of the M&T shareholding and the pricing of the public offering of contingent mandatorily exchangeable notes is set out in Appendix 3.

AIB is also currently considering offers for its AIB Bank UK division, although nothing has been formalised to date.

Asset Quality, page 11

9.	We note your disclosure that Stg £2.6 billion (€3.2 billion) of assets included within your AIB Bank UK business segment have been transferred from loans held for sale to NAMA back into loans and receivables to customers as they may be included in the sale of the UK business. Please tell us and revise your future filings to discuss the reasoning for this transfer and the perceived value to be received in the sale of this business segment rather than through the sale of these assets to NAMA. Please tell us further if there was any change in the basis of accounting for these loans upon their transfer back into loans and receivables to customers and the authoritative accounting literature you relied upon in accounting for this transaction.

AIB response

a)	Since AIB Bank UK was held for sale, it was agreed with NAMA that should AIB find a buyer who wished to buy the AIB Bank UK NAMA assets, NAMA would be prepared to let AIB sell to that buyer. In the event, a number of prospective purchasers have indicated that they would be prepared to purchase the NAMA eligible assets as part of the business. From an AIB perspective, it was felt that a purchaser other than NAMA would pay a higher price for those loans, particularly as the majority of those loans were not impaired. Accordingly, those loans were transferred back to loans and receivables.

For future filings, we will outline the rationale for the transfer back to loans and receivables.

b)	There was no change in the basis for accounting for these loans upon their transfer to loans and receivables from held for sale to NAMA. They are measured under IAS 39 under both scenarios. Whilst, the loans were presented as held for sale to NAMA under IFRS 5, the measurement basis continued to be IAS 39. This basis has been discussed under point 4 above.

Note 42. Non-Adjusting Events after the Reporting Period, page 94

10.	We note your disclosure that as a result of the transfer of the second tranche of loans and receivables to NAMA on July 12, 2010, you recorded a loss of €517 million. Please tell us and revise your future filings to disclose the gross contractual amount of receivables transferred and impairment provisions held as of June 30, 2010 in addition to the reasons for the significant differences between the carrying value as of June 2010 and the related proceeds and loss subsequently recorded on these loans. Please also provide these disclosures for all future transfers to NAMA.

AIB response

€ million
Gross loans	2,724
Specific provisions	803
IBNR provisions	53
Net loans	1,868

Proceeds of sale	1,351

Loss on disposal	517

The reasons for the loss on sale to NAMA have been set out in point 1 above. As per IAS 39 paragraph 26, on derecognition of a financial asset in its entirety, the difference between the carrying amount and the consideration received is recognised in the income statement.

We will revise future filings and provide these disclosures for future transfers to NAMA.

11.	As a related matter, please tell us how you determined this transfer to be a non-adjusting event after the June, 2010 interim period end pursuant to IAS 10.

AIB response

The transfer of the loans to NAMA was reviewed taking IAS 10 into account to determine how the transaction should be accounted for and presented in the financial statements for the six months ended and at 30 June 2010.

Para 3 of IAS 10 states “Events after the reporting period are those events, favourable and unfavourable, that occur between the end of the reporting period and the date when the financial statements are authorised for issue. Two types of events can be identified:

1.	those that provide evidence of conditions that existed at the end of the reporting period (adjusting events after the reporting period); and

2.	those that are indicative of conditions that arose after the reporting period (non-adjusting events after the reporting period)”.

The disposal after the period end is not evidence of conditions that existed at the end of the reporting period as a contract did not exist at the period-end. The receipt of an acquisition schedule is not a contract. NAMA can completely withdraw the schedule and none of the loans on it may transfer and AIB is not obligated to transfer all loans included within an acquisition schedule. The disposal of loans after the period end is a non-adjusting event under IAS 10 as there was no present obligation at the year end.

In detailing our responses, we have endeavoured to ensure that the answers fully and comprehensively address the issues raised. However, should you wish to discuss any of the above in further detail, please feel free to contact either myself or Bernard Byrne, Chief Financial Officer, AIB Group.

Yours sincerely,

/s/ Colm Doherty
Colm Doherty,
Group Managing Director.

Appendix 1

30th September 2010

“AIB Capital Update / Equity Capital Raising

Allied Irish Banks, p.l.c. (“AIB”) [NYSE: AIB] is making this announcement following a review of its capital requirements by the Irish Financial Regulator (the “Financial Regulator”). The Financial Regulator has updated its assessment of AIB’s capital requirement and has increased the amount of equity capital required under the Prudential Capital Assessment Review (“PCAR”) from €7.4 billion to €10.4 billion. The increased PCAR requirement for AIB has been set following an assessment by the Financial Regulator of AIB’s potential losses on NAMA loans.

This PCAR capital requirement is to be met as follows:

€ billion
- equity capital raising	5.4
- disposals and other capital generating measures	5.0

Total	10.4

Equity Capital Raising 2010

A €5.4 billion equity capital raising will be launched during November which will be completed before 31 December 2010. This equity capital raising will be fully underwritten by the National Pensions Reserve Fund Commission (“NPRFC”) at a fixed price of €0.50 per new ordinary share, which represents a discount of approximately 9.4 per cent to the official closing price of an ordinary share on the Irish Stock Exchange on 29 September 2010. The capital raising will be structured as a placing and open offer and existing shareholders will be invited to subscribe for all or part of their pro rata entitlements. New institutional shareholders may also be permitted to subscribe for new shares under the offer.

If necessary, the NPRFC’s underwriting commitment will be met through a new cash contribution of up to €3.7 billion for new ordinary shares from existing cash resources of the NPRFC and by the conversion of up to €1.7 billion of the existing 2009 Preferences Shares held by the NPRFC. Following this conversion of 2009 Preference Shares the NPRFC would hold €1.8 billion of 2009 Preference Shares.

On completion of the equity capital raising it is possible that the NPRFC will own a significant majority stake in AIB. It is intended to structure the transaction in a manner which optimises the ability of AIB to retain its existing stock exchange listings, including appropriate structuring of voting rights, (subject to agreement with the relevant exchanges) even in circumstances where the NPRFC purchases all or substantially all of the underwritten new ordinary shares. The mechanics of implementation will be subject to discussion with relevant listing authorities.

It is anticipated that the existing warrants issued to the NPRFC in 2009 will be repurchased on terms to be agreed.

“The terms of the capital raising are subject to the approval, inter alia, of the European Commission, AIB shareholders and other regulatory consents. A prospectus will be published in due course and will provide further details in relation to the terms of the equity capital raising, underwriting structure and timing.

Disposals and Other Capital Generating Measures

On 10 September 2010, AIB announced the sale of its Polish interests, representing the sale of its entire 70.36 per cent shareholding in the issued share capital of Bank Zachodni WBK S.A. and its 50 per cent shareholding in BZ WBK Asset Management S.A. to Banco Santander S.A. which will generate approximately €2.5 billion of equivalent equity tier 1 capital. In addition, AIB is undertaking further asset disposals and considering additional capital generating initiatives which could generate a further €2.5 billion of capital. Subject to the outcome of those further asset disposals and capital generating measures, to the extent required, the remaining €1.8 billion of 2009 Preference Shares held by the NPRFC may be fully or partially converted into new ordinary shares on 31 March 2011, to meet final regulatory requirements as determined by the Financial Regulator.”

Appendix 2

5 October 2010

AIB Announces Proposed Disposal of the M&T Shareholding

“DUBLIN, Ireland (5 October 2010) – Allied Irish Banks, p.l.c. (“AIB”) [NYSE:AIB] announces that it has commenced the disposal process for its 22.4 per cent shareholding in M&T Bank Corporation (“M&T”) (“M&T Shareholding”).

The disposal is subject to AIB shareholder approval, and is taking the form of a public offering in the United States of 26,700,000 contingent mandatorily exchangeable notes (“Notes”) exchangeable for the shares of common stock of M&T currently owned by AIB (“M&T Shares”). The Notes constitute AIB debt instruments and investors will be issued one Note for each underlying M&T Share. The Notes will be governed by New York law and listed on the New York Stock Exchange.

Morgan Stanley & Co. Incorporated and Citigroup Global Markets Inc. are acting as underwriters and joint bookrunning managers for the Notes offering”.

Appendix 3

6 October 2010

Proposed Disposal of the M&T Shareholding

Pricing of Public Offering of Contingent Mandatorily Exchangeable Notes

“DUBLIN, Ireland (October 6, 2010) – Allied Irish Banks, p.l.c. (“AIB”) [NYSE:AIB] announces that it has priced a public offering of 26,700,000 contingent mandatorily exchangeable notes (“Notes”) due November 15, 2010, in connection with the proposed disposal of its approximately 22.4 per cent shareholding in M&T Bank Corporation (“M&T”) at a price of US$77.50 per Note, raising net proceeds of approximately US$2.0 billion (€1.5 billion) (1). Subject to AIB shareholder approval and certain other conditions, each Note will be mandatorily exchangeable for one share of M&T common stock (“M&T Share”) currently owned by AIB. AIB intends to hold an extraordinary general meeting on November 1, 2010 to seek shareholder approval.

The proposed disposal is also expected to generate approximately €0.9 billion (1) of equivalent equity capital. The Board of AIB intends to use the equivalent equity capital generated from the proceeds of the proposed disposal to meet part of AIB’s revised Prudential Capital Assessment Review requirement of €10.4 billion. The net cash proceeds will be used as an additional source of liquidity to support AIB’s business activities.

The carrying value of AIB’s shareholding in M&T as at June 30, 2010, as disclosed in AIB’s 2010 half-yearly financial report (unaudited), was €1,750 million ($2,147 million as at that date). In the six months to June 30, 2010, AIB reported a total contribution from its shareholding in M&T of €237 million, as disclosed in AIB’s 2010 half-yearly financial report (unaudited). This was comprised of a) AIB’s share of M&T’s after tax profit in the three months to March 31, 2010 which amounted to €24 million (M&T was designated a discontinued operation from that date) and b) a total impairment writeback for the six months of €213 million.

M&T is a New York Stock Exchange-listed commercial banking business based in Buffalo, New York, with significant businesses in New York, Maryland, Pennsylvania and other eastern states. As at June 30, 2010, M&T, on a US GAAP basis (unaudited), reported consolidated total assets of US$68.2 billion, deposits of US$47.5 billion and shareholders’ equity of US$8.1 billion.

A shareholder circular (“Circular”) setting out the reasons for and background to the disposal will be distributed to AIB shareholders upon approval of the Irish Stock Exchange and the United Kingdom Listing Authority.

Morgan Stanley & Co. Incorporated and Citigroup Global Markets Inc. are acting as underwriters and joint bookrunning managers for the Notes offering”.